SGB INTERNATIONAL HOLDINGS INC.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 361000

Tel: +86-0592-6698566

September 13, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Jessica Plowgian, Attorney-Advisor
Kathleen Krebs, Special Counsel

Dear Mesdames/Sirs:

Re:	SGB International Holdings, Inc.
Amendment No. 1 to Form 8-K
Filed August 9, 2011
File No. 000-53490

          We write in response to your letter dated August 16, 2011 (the “Comment Letter”). Our responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter. We are also providing a blacklined copy of the Company's amended Form 8-K (the “Form 8-K/A Amendment No. 2”) reflecting the changes from the Form 8-K/A Amendment No. 1. The page numbers in this letter refers to the clean copy of the Form 8-K/A Amendment No. 2 filed with the Securities and Exchange Commission, not the blacklined copy of the Form 8-K/A Amendment No. 1.

Business, page 6

Corporate Structure, page 8

1.

We note your response to comment five from our letter dated June 10, 2011. Please further revise your disclosure to clarify why Dragon International Resources Group Co., Limited was created as a holding company for Yongding Shangzhai, addressing the impact this entity has on your business operations and tax treatment.

Response: We have expanded our disclosure to clarify why Dragon International Resources Group Co., Limited was created. Please see page 9.

We have also expanded our disclosure to address the impact Dragon International has on our business operations and tax treatment. Please see page 9 to 10.

2.	Please disclose here and under “Directors and Executive Officers” on page 44 Mr. Lin Longwen’s role as “a key management member of Yongding Coal Mine,”

www.cwilson.com

as disclosed in Note 1 to the financial statements of Dragon International Resources Group for the three months ended March 31, 2011 and 2010. Disclose any other relationship that Mr. Lin Longwen, Mr. Peifeng Huang or Mr. Thomas Tze Khern Yeo had with Dragon International Resources Group, Yongding Shangzhai Coal Mine or these entities’ shareholders in connection with the reverse merger.

Response: We have added the disclosure as instructed. Please see page 9 and page 50.

3.	Please include Mr. Lin Longwen in the corporate chart as a holder of 81% of the company’s shares.

Response: We have added the disclosure as instructed. Please see page 8.

Coal Reserve, page 11

4.	Please disclose that the information you have provided in this Form 8-K is presented in accordance with the requirements of Industry Guide 7.

Response: We have added the disclosure as instructed. Please see page 12.

5.

Please explain why Wardrop is of the opinion that you should renew your mining permit as soon as possible to “verify the legality and safety of the mine” when your initial mine license is in good standing until April 2016.

Response: We have added the disclosure as instructed. Please see pages 7 and 12.

Annual Production, page 10

6.

You disclose on pages seven and 11 that “the annual production of 150,000 t in year 2010 was produced outside of the 5.7 km2 area covered by [y]our valid mining permit.” Disclose and quantify the extent to which the annual sale and production volume disclosed in the table on page 10 for the last three fiscal years was produced from the area covered by your valid mining permit. Also disclose and quantify the extent to which the annual sales and production volume was from the area of your new mining permit obtained in May 2011. Revise the disclosure throughout your filing accordingly.

Response: We have added the disclosure as instructed. Please see page 11.

Our Mining Operations, page 11

7.

Please provide the basis for management’s view that your current mine development can support an annual production of 300,000 t/a (as noted on page 12), and clarify whether this belief is based on mining operations only in the areas covered by your valid mining permits.

Response: We have added the disclosure as instructed. Please see pages 13 to 14.

8.

We note your statement that if the authorities require strict compliance with permitted mine production rate, you will limit your production to 90,000 t/a. Please clarify whether your permitted rate of 90,000 t/a increased upon receipt of the new mining permit issued to you in May 2011.

Response: We have added the disclosure as instructed. Please see page 14.

9.

We note your response to comment 16 from our letter dated June 10, 2011. We also note that Note 6 to the financial statements of Yongding Shangzhai Coal Mine Ltd for the years ended December 31, 2010 and 2009 indicates that as of December 15, 2010, the annual capacity of the mine had been approved “to increase to 300K tons” by Yongding Coal Industry Ministry. Please revise your disclosure to address this approval or, if this is inaccurate, revise your financial statements accordingly. If your capacity has not been approved, please disclose whether you intend to apply for an increase in your capacity, what is involved in making such a request, what factors are considered by the governmental authority in approving an increase, and the costs involved in such process.

Response: The statement “as of December 15, 2010, the annual capacity of the mine had been approved ‘to increase to 300K tons’ by Yongding Coal Industry Ministry” is incorrect. We have made the corrections to Note 6 to the financial statements of Yongding Shangzhai as instructed. Please see page F-18.

10.	We note your statement on page 12 that the mine production capacity has progressively increased since 2007. However, we note that it decreased in 2010. Please revise.

Response: We have revised our disclosure as instructed. Please see page 14.

Growth Strategy, page 13

11.	Please clarify your reference to “CIM standards.” Please also address the importance and use of the NI 43-101 report.

Response: We have clarified our disclosure as instructed. Please see page 14.

Permits, page 13

12.	Please update this table to reflect your new mining permit received in May 2011.

Response: We have added the disclosure as instructed. Please see page 15.

Environmental, Health and Safety Approvals, page 14

13.	We note your response to comment 22 from our letter dated June 10, 2011.

  Please clarify your statements that ODHA and ODHCEA system have not been “set up” in Fujian province. Does this mean that you are unable to complete these assessments?

Response: Yes, we have added the disclosure to indicate that we are unable to complete these assessments. Please see page 16.

  If you are not able to complete these assessments, are you in violation of existing rules or laws?

Response: Because the ODHA and ODHCEA systems have not been implemented in Fujian Province, our management does not believe that we are currently in violation of existing rules or laws in this regard. We have expanded our disclosure to indicate our management’s view. Please see page 16.

  When do you anticipate that ODHA and ODHCEA systems will be available in Fujian province?

Response: We do not know and have not basis to predict when ODHA and ODHCEA systems will be available in Fujian province. We will monitor the status of potential implementation of ODHA and ODHCEA systems in Fujian province closely and be ready for future compliance requirements. We have expanded our disclosure to indicate our management’s view. Please see page 16.

  When do you anticipate water abstraction will be regulated in the Shangzhai mine area?

Response: We do not know and have not basis to predict when water abstraction regulations will be implemented in the Shangzhai mine area. We will monitor the status of potential implementation of water abstraction regulations in the Shangzhai mine area closely and be ready for future compliance requirements. We have expanded our disclosure to indicate our management’s view. Please see pages 16 to 17.

14.

Please clarify where the prior approvals or inspections occurred. If the approvals and inspections only occurred in the areas of your mining permit (where you conducted no drilling or any other exploration and had no production), please discuss the risks of not receiving the environmental, health and safety approvals in connection with your coal mining operations outside of the area of your permit.

Response: We have clarified our disclosure as instructed. Please see page 17.

15.	Please provide the terms of your “pre-agreed payment” with respect to water for the mine and explain who receives this payment.

Response: We have expanded our disclosure as instructed. Please see pages 16 to 17.

16.	Please clarify whether (and, if applicable, when), you intend to obtain firefighting design approval.

Response: We have expanded our disclosure as instructed. Please see page 17.

17.

Please clarify whether you obtained any of the environmental, health and safety permitting requirements identified on page 15 in connection with your recent expansion permit. We note the statement that Wardrop Engineering’s report indicated that such permits were required for mine expansions.

Response: We did not need to obtain additional environmental, health and safety permitting requirements when we applied for the new mining permit as our new mining permit was issued on the basis of our existing environmental, health and safety permitting approvals. Please see page 27.

18.

We note your response to comment 23 from our letter dated June 10, 2011. Please tell us where you have accrued for the liability. Further please revise your filing to provide the disclosures required by paragraphs 4-7 of ASC 410-30-50.

Response: It has been disclosed in the attached amended financial statements for Dragon International for the three months ended March 31, 2011 and 2010 with the disclosure wordings as follows:

2. Significant Accounting Policies

(n) Environmental Remediation Costs

The Company has accrued costs yearly associated with environmental remediation obligations on amount stipulated in an environmental recovery agreement signed with the Ministry of LR. The accruals are settled yearly for actual payment on environmental remediation costs. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

It was also recorded in: 7. Other Payables under the line item “Environmental protection and Safety payable”

Finally, it is also address in Note 12. Environmental Concern

“The Group’s major operating unit Yongding Shangzhai obtained the eight commercial seams, numbered 3, 5, 7, 9, 23, 24, 28 and 28#, located in the coal mine zone in Shangzhai village, Fujian Province with no water on the earth’s surface and the residential area is far from the coal mine zone. As of November 25, 2009, the Ministry of LR signed the environmental recovery agreement with the Company for the management of environmental recovery of the coal mine in time, with the deposit by RMB3.86 million. As of the three months ended March 31, 2011 and 2010, the amounts of environmental protection fee for the Company were $24,538 and $42,052 respectively.

Our Customers, page 16

19.	We note your response to comment 32 from our letter dated June 10, 2011. Please explain the nature of your long-term business relationships. In this regard,

expand your disclosure to address the terms of your customer contracts, including the duration and minimum purchase requirements in such agreements.

Response: We have expanded our disclosure as instructed. Please see page 18.

Product Pricing, page 16

20.

We note your response to comment 26 from our letter dated June 10, 2011 and your revised disclosure on page 16 that you believe your customers sell your coal to “mostly” industrial users. Please further revise your disclosure to indicate whether you would be subject to the pricing guidelines if your customers sell any of your coal to power plants.

Response: We have revised our disclosure to clarify that we are not subject to the pricing guidelines. Please see page 18.

Competition, page 17

21.

We note your response to comment 27 from our letter dated June 10, 2011. Please disclose that you did not receive any written assurances regarding the “Circular on Assigning the Plan for Closing Small Scale Coal Mines in the Last Three Years of the ‘Eleventh Five Year’ Period,” that decisions regarding the Circular on the local level could be overruled at the national level, and that the Shangzhai coal mine could still be closed, merged or limited pursuant to the terms of the Circular. Also disclose whether the annual coal production capacity outside of the areas covered by your mining permit would be considered in determining whether you have a coal production capacity of at least 300,000 t/a.

Response: We have expanded our disclosure as instructed. Please see page 19.

22.	Please clarify why “the government-directed consolidation in the coal mining sector may affect the ability of the Shangzhai coal mine to secure future environmental approvals.”

Response: We have removed this statement as it is incorrect. We believe that Shangzhai is considered one of the larger mine operations in the local area and will not be adversely affected by the government-directed consolidation and hence it will not have any effect on Shangzhai’s ability to secure future environmental approvals.

Regulatory Overview, page 18

23.

We note your response to comment 48 from our letter dated June 10, 2011. Please specifically discuss in this section how your PRC operating subsidiaries are foreign invested enterprises (FIEs) and explain what this means. Disclose whether you and your officers, directors and shareholders are in compliance with the laws and regulations that apply to FIEs, including the Enterprise Income Tax Law and the Laws of Wholly Foreign Owned Enterprises (which require companies to obtain approval certificates from the local Ministry of Commerce).

To the extent that you are not in compliance, disclose the non-compliance and quantify any fines and penalties that may result from non-compliance.

Response: We have expanded our disclosure as instructed. Please see pages 27 to 29.

24.

Please disclose here and, if necessary in your risk factors, whether all of your PRC resident beneficial holders have complied with Circular 75 and filed all the necessary registrations with SAFE. If not, disclose the extent of any non- compliance.

Response: We have included a disclosure stating that we have been advised by our Chinese legal counsel that our PRC resident beneficial holders are not subject to the registration requirements under Circular 75. Please see page 29.

25.

We note that you have conducted no drilling or any other exploration and had no production in the areas covered by your mining permits. Therefore, specifically discuss how your mining operations in areas not covered by your mining permit have or have not met applicable regulatory requirements for permitting, inspections, conduct of operations, submission of information, etc.

Response: We have expanded our disclosure as instructed. Please see page 27.

Special Regulation by the State Council on Shutting Down Small Coal Mines, page 24

26.

We note your response to comment 29 from our letter dated June 10, 2011. Please revise your disclosure to provide a discussion of the basis for PRC legal counsel’s opinion that the reverse acquisition complied with the PRC Mineral Resources Laws and was not subject to any restrictions by the Ministry of Commerce of China and the State Administration for Industry and Commerce of China.

Response: We have expanded our disclosure as instructed. Please see page 29.

Risk Factors, page 25

Our mining operations may be shut down..., page 26

27.

We note your response to comment 33 from our letter dated June 10, 2011. Please expand this risk factor to address your statement on page 17 that it is possible that the government directed consolidation in your sector may affect your ability to secure future environmental approvals.

Response: Please see our response to comment 22.

The limited public company experience of our management team , page 32

28.	We note your response to comment 37 from our letter dated June 10, 2011. Please revise your risk factor, if true, to indicate that your management team has “no” public company experience.

Response: We have expanded our disclosure to clarify that our management does not have North American public company experience. Please see page 37.

If we are not able to obtain a permit to expand the mining area..., page 28

29.

Please clarify whether you intend to apply for another mining permit (in addition to the one obtained in May 2011), to increase your production capacity. Address the status of your efforts to secure an increase in your permitted rate of coal production (referenced on page 12).

Response: We have expanded our disclosure as instructed. Please see page 33.

If we fail to maintain an effective system of internal controls..., page 32

30.

We note from your responses to comments 43 to 46 from our letter dated June 10, 2011 that your CFO has experience in US GAAP from job exposure when working for an accounting firm. However, based on your response, it appears that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand the risk factor on page 32 to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having extensive knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response: We have expanded our disclosure as instructed. Please see page 38.

Management’s Discussion and Analysis..., page 35

Results of Operations of Yongding Shangzhai, page 36

31.

We note your response to comment 50 from our letter dated June 10, 2011. Please clarify whether interest is accruing on the postponed payment with respect to your mining permit as well as your payment for the Ecological Environment Rehabilitation Deposit. In addition, indicate whether you have incurred or expect to incur additional fees with respect to your receipt of an expanded mining permit in May 2011.

Response: We have expanded our disclosure as instructed. Please see page 42.

Results of Operations of Dragon International, page 39

32.

We note your statement that you only attained 30% production capacity in the first quarter of 2011; however, on page 36 you indicate that the expansion of your operations was 70% complete in August 2010 and since that time three out of your five tunnels have been open for operation. Please revise or advise.

Response: We have provided the additional explanation in our disclosure as instructed. Please see page 45.

33.	Please explain the reasons for the increases in labor costs and certain mining materials and whether you expect the increases in these expenses to continue.

Response: We have added the reason for the increase of labor costs and mining material costs our disclosure as instructed. Please see page 45.

Liquidity and Capital Resources, page 40

34.

Please discuss more specifically what your expansion plans entail and the costs of your expansion plans. In your discussion, address the extent to which these plans relate to areas covered by your mining permits and those outside of your mining permits. With regard to the areas covered by your mining permits, discuss and quantify the capital investments that are required before production can begin in those areas.

Response: We have expanded our disclosure as instructed. Please see page 47.

Cash Requirements, page 42

35.

Please disclose the amount of loans obtained from each of the related parties in each period. Disclose the material terms of the loans. Reconcile your disclosure on page 42 that the loans are for indefinite term with the disclosure in Note 14 to the financial statements of Yongding Shangzhai Coal Mine that Mr. Chen Yongle extended the loan period of his loans from July 1, 2010 to July 30, 2013.

Response: We have revised our disclosure accordingly. Please see page 47.

36.	Please file as exhibits the loan agreements and any other agreements related to the loans with Mr. Chen Yongle and Mr. Lin Longwen.

Response: We have filed the loan agreements relating to the loans with Mr. Chen Yongle and Mr. Lin Longwen as exhibits. Please see Exhibits 10.1 and 10.2.

Thomas Tze Khern Yeo, page 45

37.

We note your response to comment 59 from our letter dated June 10, 2011 and your statement that the nature of your business is “significantly different” from that of Sunshine Holdings Limited. However, we also note the August 2, 2011 announcement by the Board of Directors of Sunshine Holdings Limited (which can be found at http://sunshine-holdings.com/newsroom.html), that the company is proposing to “diversify the core business of the Group to include the business relating to the management, exploration, exploitation, production, processing, sourcing and distribution of commodities, minerals and resources and the ownership, development and operation of mines.” Please revise your disclosure to address this announcement and any business activities and conflicts of interest that may occur as a result of Mr. Yeo’s involvement in both companies.

Response: We have expanded our disclosure to address any potential conflicts of interest that may occur as a result of Mr. Yeo’s involvement in both our company and Sunshine Holdings Limited. Please page 51.

Exhibit 99.1 – Financial statements of Yongding Shangzhai Coal Mine Co., Ltd. for the years ended December 31, 2010 and 2009

2. Significant Accounting Policies

(g) Property, plant and equipment, page 10

38.	We reissue comment 62 from our letter dated June 10, 2011. It appears that the revision to your disclosure has not been made as indicated in your response.

Response: We have revised our disclosure as instructed. Please see page F-17.

Intangible Asset, page 18

39.

We note your response to comment 64 from our letter dated June 10, 2011. Tell us if, when you obtained the license, you incurred a liability for the full amount of the right. In other words, if the mine shut down prior to 2016, would you still be required to pay the remaining amounts owed on the right?

Response: We confirm that if the mine shut down prior to 2016, we would still be required to pay the remaining amounts owed on the right.

Exhibit 99.5 – Pro Forma Financial Statements

40.	Provide the pro forma income statement for fiscal year ended December 31, 2010.

Response: We have included the pro forma income statement for fiscal year ended December 31, 2010 as instructed. Please see page Exhibit 99.5.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any questions regarding the above noted responses, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: L.K. Larry Yen, at (604) 891-7715.

Yours truly,

SGB INTERNATIONAL HOLDINGS INC.

/s Xin Li
Xin Li
Chief Executive Officer and Director